

June 22, 2011

Via E-mail
Richard Aland, Chief Executive Officer
Accelerated Acquisitions V, Inc.
12720 Hillcrest Road, Suite 1045
Dallas, Texas 75230

> **RE:** **Accelerated Acquisitions V, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed June 1, 2011**
> **File No. 333-167939**

Dear Mr. Aland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion & Analysis

1. We note your revised disclosure and response to comment five of our letter dated May 23, 2011. We note that the open periods for buyers and suppliers last for 30-45 days each. Disclosure of the success or other status of your October 2010 and December 2010 pools should be updated, as the buyer and seller periods appear to have passed. In this regard, we note that you do not appear to have generated any revenue as of March 31, 2011. Please revise accordingly.

Closing Comments

       You may contact Steve Lo at (202) 551-3394 or Tia Jenkins, Senior Assistant Chief Accountant at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551-3536.

                                   Sincerely,

                                   /s/ James Lopez (for)

                                   John Reynolds
                                   Assistant Director
                                   Office of Beverages, Apparel and
                                   Health Care Services